UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36011

PHILLIPS 66 PARTNERS LP

(Exact name of registrant as specified in its charter)

2331 CityWest Boulevard

Houston, Texas 77042

(855) 283-9237

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Phillips 66 Partners LP has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PHILLIPS 66 PARTNERS LP

	By:	Phillips 66 Partners GP LLC, its general partner

Date: March 21, 2022	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Vice President and Chief Operating Officer

Signature Page to Form 15